Exhibit 99.1

Pembina Pipeline Corporation Announces Conversion Results for Series 25 Preferred Shares

CALGARY, Alberta--(BUSINESS WIRE)--January 31, 2023--Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that none of Pembina's Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 ("Series 25 Shares") (TSX: PPL.PF.E) will be converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26 of Pembina ("Series 26 Shares") on February 15, 2023.

After taking into account all the conversion notices received from holders of its outstanding Series 25 Shares by the January 31, 2023 deadline for the conversion of the Series 25 Shares into Series 26 Shares, less than the 1,000,000 Series 25 Shares required to give effect to conversions into Series 26 Shares were tendered for conversion.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com